Maison Solutions Inc.

127 N. Garfield Avenue

Monterey Park, California 91754

September 17, 2025

Via EDGAR as Correspondence

Division of Corporation Finance

Office of Trade and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Rebekah Reed

Re:	Maison Solutions Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed August 5, 2025

File No. 333-286500

Ladies and Gentlemen,

On behalf of Maison Solutions Inc. (the “Company”), the undersigned is responding to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) set forth in the Staff’s letter dated August 21, 2025 (the “Comment Letter”). The Company has revised the Registration Statement in response to the comments set forth in the Comment Letter, as well as certain other changes, and is filing an Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”) together with this response letter.

For convenience, the text of the Staff’s comment is set forth below in bold text, followed by the Company’s response to such comment.

Amendment No. 2 to Registration Statement on Form S-1 filed August 5, 2025

Cover Page

1.	We note your response to prior comment 4. Please update the total “Conversion Amount” used to calculate the number of shares being registered, as the $5,148,000 figure appears outdated based on your updated calculations.

Response: The Company acknowledges the Staff’s comment. The cover page has been updated to reflect the updated Conversion Amount of $3,646,500

Risk Factors

Risks Related to This Offering

The shares of Class A common stock being offered in this prospectus represent a substantial percentage…, page 8

2.	Please disclose the percentage of shares being offered in this prospectus compared to your public float, as well as currently outstanding shares.

Response: The Company acknowledges the Staff’s comment and has added language to page 8 setting forth this information

If we are unable to regain or maintain compliance with the continued listing requirements…

3.	We note your response to prior comment 2. Please restore this risk factor disclosure regarding the negative impact that sales of the shares of Class A common stock being offered in this prospectus may have on the trading price of your shares and therefore your ability to regain compliance with Nasdaq’s minimum bid price requirement.

Response: The Company acknowledges the Staff’s comment, and has restored the requested disclosure risk factor.

Private Placement

Initial Note, page 14

4.	We note your added disclosure in response to prior comment 3. Please also disclose the trading price of your Class A common stock at which, assuming conversion at the floor price and sale of all conversion shares, the selling shareholder would no longer realize a profit relative to what it paid for the Initial Note.

Response: The Company acknowledges the Staff’s comment, and has added the requested information to page 14.

General

5.	We note that you are relying on Instruction VII to Form S-1 to incorporate by reference previously filed Exchange Act reports, which requires that you have filed an annual report for your most recently completed fiscal year. Your Form 10-K for the year ended April 30, 2025, filed on August 14, 2025, incorporates the Part III information by reference to a proxy statement not yet on file. Please either file the complete Form 10-K, including Part III information, or amend your registration statement to include Part III information.

Response: The Company acknowledges the Staff’s comment. The Company filed an amendment to its Form 10-K on August 28, 2025 which included the Part III information. The complete Form 10-K has been filed consisting collectively of the Form 10-K filed on August 14, 2025 and the amendment to the Form 10-K filed on August 28, 2025.

The Company believes the responses provided above fully address the Staff’s comments. If you have any questions, please call the undersigned at (626) 737-5896.

Sincerely,

MAISON SOLUTIONS INC.

/s/ Alexandria M. Lopez
Alexandria M. Lopez
Chief Financial Officer

Cc:	Maison Solutions Inc.
John Xu, Chief Executive Officer

Akerman LLP
Christina Russo, Esq.

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